Exhibit (a)(7)

April 21, 2011

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU

REJECT LSRI HOLDINGS’ OFFER AND NOT TENDER YOUR SHARES

Dear McCormick & Schmick’s Stockholder:

On April 7, 2011, LSRI Holdings, Inc. (“LSRI”), a subsidiary of Landry’s Restaurants, Inc. (“Landry’s”), commenced an unsolicited tender offer for all of the outstanding shares of McCormick & Schmick’s Seafood Restaurants, Inc. (“the Company”) not already owned by it or its affiliates for $9.25 per share in cash (“the offer”).

After careful consideration with the assistance of its independent financial and legal advisors, your Board of Directors unanimously rejected the unsolicited tender offer. The Board unanimously recommends that McCormick & Schmick’s stockholders not tender their shares into the offer, which the Board believes undervalues the Company’s current business and future prospects.

In making its determination, your Board considered, among other things:

•	The offer undervalues McCormick & Schmick’s current business and future prospects.

•	The offer occurs at what your Board believes is the beginning of an economic recovery from which McCormick & Schmick’s is well positioned to benefit.

•	The offer was opportunistically timed to take advantage of a trough in the Company’s stock price.

•	The offer is highly conditional, and places McCormick & Schmick’s and its stockholders at substantial risk that the offer will never be consummated.

•

In connection with prior acquisitions, including his coercive acquisition of Landry’s, the actions of Tilman J. Fertitta, the Chairman, President and CEO of Landry’s, of which LSRI Holdings is a wholly-owned subsidiary, raise doubt as to whether the offer would be consummated at the offer price or at the expected time.

•

The financing contingency would require McCormick & Schmick’s to provide Landry’s, LSRI Holdings and their banker, Jefferies Group, Inc., access to confidential information about the Company’s operations, plans and strategies, which could be used to the Company’s detriment.

In addition, LSRI Holdings recently filed a preliminary proxy statement, through which they are seeking to prevent a quorum at McCormick & Schmick’s 2011 Annual Meeting of Stockholders, scheduled for May 26, 2011. The Company believes LSRI Holdings and Mr. Fertitta are attempting to divert attention from the highly conditional, opportunistic and low offer. The Company urges all stockholders to ignore the solicitation from LSRI Holdings, to submit their proxies as requested by McCormick & Schmick’s Board, and to vote FOR all of the Company’s directors, who have acted, and are committed to continuing to act, in the best interests of all McCormick & Schmick’s stockholders, when you receive the Company’s proxy materials.

The Company also announced on April 20, 2011, that the Board has adopted a Stockholder Rights Plan with a term of 12 months. The Stockholder Rights Plan is intended to enable all of the Company’s stockholders to realize the full and fair value of their investment in the Company and reduce the likelihood that any person or group would gain control of the Company by open market accumulation or otherwise without paying a control premium for all common stock.

YOUR BOARD OF DIRECTORS WILL CONTINUE TO ACT IN YOUR BEST INTERESTS

Your Board believes that the LSRI Holdings offer undervalues the Company, is highly conditional, opportunistically timed and seeks to advance the financial and competitive interests of LSRI Holdings at the expense of all other McCormick & Schmick’s stockholders. The Board will continue to consult with its advisors regarding potential and appropriate next steps that will best serve the interests of the Company and all of its stockholders.

A complete discussion of these matters and the significant factors contributing to the Board of Directors’ recommendation is included in the enclosed Schedule 14D-9. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to your Board of Directors’ recommendation. If you have any questions concerning the McCormick & Schmick’s Schedule 14D-9, please contact MacKenzie Partners, Inc., McCormick & Schmick’s proxy solicitor, by calling toll-free at (800) 322-2885 or (212) 929-5500 (call collect).

We appreciate your continued support.

Sincerely,

/s/ Douglas Schmick

Douglas Schmick

Chairman of the Board of Directors

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the tender offer commenced by Tilman J. Fertitta, through his affiliate LSRI Holdings, Inc., a subsidiary of Landry’s Restaurants, Inc., the Company has filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by the registrant (when available) through the SEC’s Electronic Data Gathering and Retrieval database at http://www.sec.gov, or at the registrant’s website, http://www.mccormickandschmicks.com by clicking on the “Investor Relations” tab.

CERTAIN INFORMATION REGARDING PARTICIPANTS

The Company and certain of its respective directors and executive officers may be deemed to be participants under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 10-K for the year ended December 29, 2010, which was filed with the SEC on March 11, 2011, and its proxy statement for the 2011 Annual Meeting, as amended, which was originally filed with the SEC on April 11, 2011, and was amended on April 14, 2011. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.